TRINIDAD

ENERGY SERVICES INCOME TRUST



82-34867

May 6th, 2005

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C.
203
SECTION

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's Form 1 Submission – Change in Issued and Outstanding Securities. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

per. [signature]

E. Tara Wood
Executive Assistant

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Trinidad Energy Services Income Trust
Symbol :	TDG.UN
Reporting Period:	04/01/2005 - 04/30/2005

Summary

Issued & Outstanding Opening Balance :	48,018,462	As at :	03/31/2005

Effect on Issued & Outstanding Securities

Unit Rights Incentive Plan	13,175
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	48,031,637

Unit Rights Incentive Plan

Stock Options Outstanding Opening Balance:	**3,847,871**	As at :	03/31/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
04/30/2005	N		13,175	14,280	
Totals		0	13,175	14,280	0

Stock Options Outstanding Closing Balance:	**3,820,416**	As at :	04/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Alistair Head
Phone:	403-265-6525
Email:	alistair@trinidaddrilling.com
Submission Date:	
Last Updated:	05/05/2005 18:13:29

TRINIDAD

ENERGY SERVICES INCOME TRUST



May 6, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Filing Desk

Re: Trinidad Energy Services Income Trust

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's news release for May 6th, 2005. This document is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Very truly yours,

Per:

E. Tara Wood
Executive Assistant

600, 333 - 5th Avenue SW, Calgary, AB T2P 3B6 Phone: 403.265.6525 Fax: 403.265.4168
TSX Symbol: TDG.UN **Website:** www.trinidaddrilling.com

TRINIDAD

ENERGY SERVICES INCOME TRUST

FOR IMMEDIATE RELEASE: May 6, 2005

TSX SYMBOL: TDG.UN

TRINIDAD ENERGY SERVICES INCOME TRUST ANNOUNCES CASH DISTRIBUTION INCREASE

CALGARY, ALBERTA – Trinidad Energy Services Income Trust ("TDG.UN") announces that the cash distribution for the month of May 2005 to be paid June 15, 2005 for unitholders of record on May 31, 2005 will be increased by 1.0 cent to 7.5 cents per trust unit ($0.90 per annum).

Trinidad Trust has implemented a Distribution Reinvestment Plan for the benefit of its unitholders. Participation information can be found on our website at www.trinidaddrilling.com, or Registered Unitholders may contact the undersigned or Valiant Trust Company (the Plan Agent) at: Phone: 403-233-2801; Fax: 403-233-2847; E-mail: valiantstocktransfer@telusplanet.net. Non-Registered Unitholders should contact their individual investment dealers.

Trinidad is a growth oriented income trust that trades on the TSX under the symbol TDG.UN. Trinidad's divisions operate in the drilling and well servicing sectors of the Canadian oil and gas industry. Trinidad currently has 52 drilling rigs ranging in depths from 1,000 to 5,500 metres and 6 additional rigs under construction for operation in the United States. In addition to its drilling rigs, Trinidad has 10 service rigs that have been completely retrofitted or are new within the past five years and 2 more service rigs currently under construction. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well trained and experienced personnel. Trinidad's drilling fleet is known to be one of most adaptable and competitive in the oil and gas service company industry.

Information contact:
Michael E. Heier, CEO or
Brent Conway, CFO
at 403-265-6525
e-mail: info@trinidaddrilling.com